Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Retrophin, Inc.
San Diego, California

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated February 26, 2019, relating to the consolidated financial statements and the effectiveness of Retrophin, Inc.’s (the “Company”) internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ BDO USA, LLP

BDO USA, LLP
San Diego, California
July 26, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.